



Filed pursuant to Rule 497(a)
SEC File No. 333-218611
Rule 482ad

EAGLE POINT CREDIT COMPANY
INVESTOR PRESENTATION

EAGLE POINT CREDIT COMPANY

SEPTEMBER 30, 2017

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should also consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus and other SEC filings contain this and other important information about the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The principals of Eagle Point Credit Management LLC are Thomas P. Majewski, Daniel W. Ko and Daniel M. Spinner.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.

KEY FINANCIAL AND PORTFOLIO STATISTICS [1]



(Dollar amounts are per share of common stock)	Q3 2017 (Unaudited)	Q2 2017 (Unaudited)	Q1 2017 (Unaudited)	Q4 2016	Q3 2016 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Excise Tax [2]	$0.43	$0.48	$0.52	$0.51	$0.51
U.S. GAAP Realized Gain/(Loss) [2]	0.00	$0.05	$0.08	$0.07	$0.03
Total U.S.GAAP NII and Realized Gain/(Loss) before Excise Tax [2]	$0.43	$0.53	$0.60	$0.58	$0.54
Excise Tax [2]	$0.02	$0.00	$0.00	($0.04)	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss) [2]	$0.45	$0.53	$0.60	$0.54	$0.54
Portfolio Cash Distributions Received [2] [3]	$1.44	$1.75	$1.75	$1.64	$1.43
Common Share Distributions Paid [4]	$0.60	$0.60	$0.40[5]	$0.60	$0.60
Special Common Share Distributions Paid	$0.45	$0.00	$0.00	$0.00	$0.00
Total Common Share Distributions Paid	$1.05	$0.60	$0.40	$0.60	$0.60
Common Share Market Price (period end)	$20.69	$20.68	$20.85	$16.71	$17.16
Net Asset Value (period end)	$16.67	$17.53	$17.13	$17.48	$16.66
$ Premium / (Discount)	$4.02	$3.15	$3.72	($0.77)	$0.50
% Premium / (Discount)	24.1%	18.0%	21.7%	-4.4%	3.0%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$439.40	$410.24	$380.04	$385.60	$282.19
CLO Debt	$9.91	$12.84	$6.87	$7.19	$6.01
Loan Accumulation Facilities	$20.66	$23.55	$14.74	$17.95	$47.76
Cash	$14.44	$6.34	$15.81	$26.25	$26.23
Receivables and Other Assets	$15.56	$16.68	$19.14	$11.38	$13.89
Liabilities					
Notes (Net of Deferred Issuance Costs)	($88.52)	($58.00)	($57.88)	($57.81)	($57.74)
Preferred Stock (Net of Deferred Issuance Costs)	($88.25)	($87.44)	($87.34)	($87.44)	($43.70)
Payables and Other Liabilities	($15.28)	($7.09)	($8.86)	($15.07)	($19.27)
Net Assets	$307.91	$317.14	$282.52	$288.05	$255.36
Weighted Avg of Common Shares for the period	18,230,437	17,627,347	16,475,041	15,541,220	15,136,621
Common Shares Outstanding at end of period	18,474,034	18,090,708	16,489,431	16,474,879	15,328,326

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2016 Annual Report, 2017 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information.

(2) Per share amount is based on a daily weighted average of shares of common stock outstanding for the period.

(3) Cash distributions include funds received from CLOs called (which funds include a return of the Company's remaining invested capital in the applicable CLOs).

(4) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."

(5) In February 2017, the Company announced its intention to make distributions on its common stock on a monthly basis rather than a quarterly basis. The change in the distributions paid per share of common stock from $0.60 in the prior quarter to $0.40 in Q1 2017 was a result of the conversion to a monthly distribution frequency during the period.

PORTFOLIO CASH FLOW COMPONENTS [1]



	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Portfolio Cash Distributions Received From:					
CLO Equity Making First Equity Distribution	$1.29	$10.81	$0.11	$0.45	$3.06
All Other CLO Equity	$23.88	$19.56	$27.78	$21.62	$18.43
CLO Debt	$0.24	$0.12	$0.17	$0.16	$0.16
Loan Accumulation Facilities	$0.90	$0.31	$0.82	$3.22	$0.00
Other Cash Flow	$0.00	$0.00	$0.00	$0.00	$0.00
Total	$26.31	$30.80	$28.88	$25.45	$21.65
Portfolio Cash Distributions Received Per Share [2][3]	$1.44	$1.75	$1.75	$1.64	$1.43
Weighted Avg Common Shares Outstanding for the period	18,230,437	17,627,347	16,475,041	15,541,220	15,136,621
Common Shares Outstanding at end of period	18,474,034	18,090,708	16,489,431	16,474,879	15,328,326

(1)   The portfolio level data contained herein is unaudited and derived from the Company's 2016 Annual Report, 2017 Semi-Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions except for per share amounts.

(2)   Per share amount is based on a daily weighted average of shares of common stock outstanding for the period.

(3)   Cash distributions include funds received from CLOs called during the quarter (which funds include a full return of the Company's remaining invested capital in the applicable CLOs).

PORTFOLIO INFORMATION[1]



CLO Equity Holdings (as of September 30, 2017) [2]	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q3 2017	Income Accrued During Q2 2017	Cash Received During Q3 2017	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Equity # 1	2014	RF Q1-17	Jan-17	Jan-19	2026	$278	$322	$813	252%	4.51%	2.95%	3.60%	2,902	71
Equity # 2	2014	RF Q2-17	Apr-16	Apr-18	2025	$418	$388	$557	144%	6.26%	4.88%	3.55%	2,694	82
Equity # 3	2013	RF Q1-17	Jan-16	Jan-18	2025	$413	$417	$592	142%	7.53%	4.47%	3.37%	2,753	76
Equity # 4	2013		Jul-15	Jul-17	2025	$251	$290	$504	174%	7.28%	4.45%	3.48%	2,817	79
Equity # 5	2013		Jul-15	Jul-17	2025	$122	$134	$148	110%	7.28%	4.45%	3.48%	2,817	79
Equity # 6	2014	RF Q2-17	Oct-16	Oct-18	2025	$307	$275	$524	190%	9.02%	2.14%	4.15%	2,753	72
Equity # 7	2012	RS Q2-17	Jul-19	Jul-22	2029	$255	$213	$94	44%	4.07%	4.92%	3.58%	2,680	78
Equity # 8	2013	RF Q2-17	Aug-15	Oct-17	2025	$0	$0	$229	NM	6.01%	2.45%	3.43%	2,672	74
Equity # 9	2013	Called Q3-17	Oct-15	Oct-17	2025	$37	$247	$3,410	1383%	N/A	N/A	N/A	N/A	N/A
Equity # 10	2014	RF Q3-17	Oct-16	Oct-18	2026	$164	$201	$133	66%	5.14%	3.64%	3.44%	2,837	91
Equity # 11	2013		Jan-16	Jan-18	2026	$321	$324	$462	143%	6.58%	5.62%	3.74%	2,876	67
Equity # 12	2015	RF Q2-17	Oct-16	Jan-19	2027	$435	$411	$328	80%	2.90%	5.37%	3.74%	2,737	68
Equity # 13	2014	RF Q3-17	Jul-16	Jul-18	2026	$0	$0	$255	NM	4.87%	1.66%	3.54%	2,980	65
Equity # 14	2014	RF Q1-17	Jan-17	Jan-19	2026	$85	$99	$259	263%	4.51%	2.95%	3.60%	2,902	71
Equity # 15	2014	RF Q1-17	Oct-16	Oct-18	2026	$61	$92	$214	232%	6.94%	4.07%	3.57%	2,775	85
Equity # 16	2013	Called Q2-17	Apr-15	Apr-17	2025	$0	$10	$286	2807%	N/A	N/A	N/A	N/A	N/A
Equity # 17	2014	RF Q3-17	Oct-16	Oct-18	2025	$91	$30	$131	431%	6.11%	3.35%	4.02%	2,749	77
Equity # 18	2013	RF Q2-17	Oct-15	Oct-17	2025	$32	$70	$200	285%	4.14%	4.32%	3.28%	2,806	60
Equity # 19	2013		Jul-15	Jul-17	2025	$0	$149	$89	60%	7.47%	5.49%	3.38%	2,980	66
Equity # 20	2014	RF Q2-17	Oct-16	Oct-18	2026	$20	$61	$180	294%	5.93%	2.75%	3.39%	2,711	81
Equity # 21	2012	RS Q2-17	Jul-19	Jul-22	2029	$134	$97	$32	33%	4.07%	4.92%	3.58%	2,680	78
Equity # 22	2015	RF Q1-17	Nov-16	Nov-18	2025	$205	$207	$316	153%	6.44%	2.30%	3.49%	2,795	71
Equity # 24	2014	RF Q2-17	May-16	May-18	2025	$95	$95	$177	186%	8.65%	2.90%	4.32%	2,919	71
Equity # 25	2014	RF Q1-17	Apr-16	Apr-18	2026	$0	$3	$105	3037%	5.02%	2.72%	3.47%	2,451	72
Equity # 26	2014	RF Q2-17	Aug-16	Aug-18	2026	$0	$7	$68	938%	5.99%	1.78%	3.46%	2,663	79
Equity # 27	2014	RF Q3-17	Jul-16	Jul-18	2026	$209	$330	$193	58%	6.41%	3.48%	3.55%	2,793	84
Equity # 28	2014	RF Q2-17	Apr-16	Apr-18	2026	$13	$0	$18	NM	7.23%	2.82%	3.43%	2,734	87
Equity # 29	2014	RF Q2-17	Apr-16	Apr-18	2025	$14	$13	$19	151%	6.26%	4.88%	3.55%	2,694	82
Equity # 30	2015		Dec-16	Jul-19	2027	$925	$934	$1,190	127%	4.76%	6.24%	4.30%	2,962	70
Equity # 31	2014	RF Q1-17	Apr-16	Apr-18	2026	$229	$247	$593	240%	5.46%	2.83%	3.56%	2,850	55
Equity # 32	2015		Nov-16	Jul-19	2027	$511	$536	$770	144%	7.59%	5.88%	4.25%	2,936	90
Equity # 33	2015		Oct-17	Oct-19	2027	$268	$382	$405	106%	3.03%	5.34%	3.62%	2,774	83
Equity # 34	2015		Jul-17	Jul-20	2027	$513	$554	$696	126%	9.20%	5.55%	4.33%	2,940	73
Equity # 35	2015		Jul-17	Jul-20	2028	$345	$551	$525	95%	6.03%	3.96%	3.62%	2,807	71
Equity # 36	2016		Apr-18	Oct-20	2027	$289	$305	$403	132%	2.08%	4.03%	3.68%	2,597	73
Equity # 37	2013	RS Q4-16	Oct-18	Oct-20	2028	$207	$210	$343	164%	4.32%	3.91%	3.85%	3,047	67
Equity # 38	2014	RF Q1-17	Oct-16	Oct-18	2025	$242	$267	$215	80%	6.00%	3.96%	3.59%	2,952	75
Equity # 39	2013	RS Q2-17	May-19	May-22	2047	$225	$202	$275	136%	5.90%	5.36%	3.70%	3,063	67
Equity # 43	2013	RF Q1-17	Jan-16	Jan-18	2026	$120	$107	$169	159%	8.13%	2.04%	3.36%	2,761	74
Equity # 45	2014	RF Q1-17	Apr-16	Apr-18	2026	$328	$341	$496	145%	5.81%	4.80%	3.74%	2,793	82
Equity # 46	2016		Jul-18	Jul-20	2028	$381	$400	$448	112%	1.41%	5.22%	3.74%	2,641	78

(1)   The portfolio level data contained herein is unaudited and derived from the Company's 2017 interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
(2)   Numbers skipped reflects prior positions sold; numbers are consistent with prior quarter.



CLO Equity Holdings (as of September 30, 2017) [2]	Vintage	Refi/Reset/Call	End of Non-Call Period	End of Reinvestment Period	CLO Maturity Date	Income Accrued During Q3 2017	Income Accrued During Q2 2017	Cash Received During Q3 2017	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Equity # 47	2016		Jul-18	Jan-21	2027	$289	$386	$509	132%	1.43%	4.06%	3.65%	2,555	69
Equity # 48	2016		Apr-19	Apr-21	2028	$98	$130	$121	93%	2.33%	5.08%	3.56%	2,854	80
Equity # 50	2012	RF Q3-16 / Called Q1-17	Aug-14	Aug-16	2024	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Equity # 51	2012	Called Q1-17	Oct-13	Apr-15	2022	$0	$0	$179	NM	N/A	N/A	N/A	N/A	N/A
Equity # 52	2016		Jul-18	Jul-21	2029	$88	$105	$108	103%	2.36%	4.22%	3.85%	2,827	68
Equity # 53	2016		Oct-18	Oct-20	2028	$179	$180	$203	113%	4.34%	5.00%	4.14%	2,732	81
Equity # 54	2014		Oct-16	Oct-18	2026	$38	$56	$71	126%	7.20%	4.60%	3.69%	2,858	81
Equity # 55	2016		Jan-19	Sep-21	2028	$1,156	$1,212	$1,718	142%	1.63%	4.22%	3.59%	2,736	70
Equity # 56	2016		Jul-19	Jan-22	2029	$1,116	$934	$1,345	144%	1.33%	5.04%	3.59%	2,725	67
Equity # 57	2016		Jul-19	Jan-22	2029	$669	$709	$963	136%	1.87%	5.01%	3.66%	2,867	77
Equity # 58	2016		Jan-19	Jan-21	2029	$572	$602	$622	103%	0.61%	4.60%	3.63%	2,692	69
Equity # 59	2016		Jan-19	Jan-21	2028	$35	$36	$47	132%	1.50%	4.42%	3.70%	2,877	61
Equity # 63	2014	RF Q1-17	Apr-16	Apr-18	2026	$23	$27	$79	295%	5.54%	2.44%	3.42%	2,907	75
Equity # 64	2013	RS Q3-17	Jul-19	Jul-22	2030	$37	$33	$9	27%	7.84%	4.39%	3.70%	2,850	67
Equity # 65	2017		Apr-19	Apr-21	2029	$650	$614	$1,286	209%	0.00%	5.17%	3.69%	2,679	77
Equity # 66	2014	RF Q2-17	Oct-16	Oct-18	2025	$161	$147	$274	186%	7.47%	4.87%	3.76%	3,025	74
Equity # 67	2017		Jul-19	Jul-21	2029	$302	$93	$0	0%	3.86%	5.57%	4.26%	2,765	84
Equity # 68	2017		Apr-19	Apr-22	2029	$674	$363	$0	0%	1.78%	5.00%	3.58%	2,922	78
Equity # 69	2014	RF Q1-17	May-16	May-18	2026	$58	$52	$70	135%	7.80%	1.83%	3.34%	2,730	76
Equity # 70	2016		Jul-19	Jul-21	2029	$151	$98	$179	183%	4.56%	6.24%	4.02%	2,682	73
Equity # 71	2014	RF Q1-17	Oct-16	Oct-18	2026	$35	$12	$54	449%	6.24%	3.62%	3.52%	2,856	75
Equity # 72 [3]	2017		Aug-19	Aug-21	2029	$204	$0	$0	NM	0.00%	5.00%	4.13%	N/A	N/A
Equity # 73 [3]	2015	RS Q2-17	May-19	May-21	2029	$171	$0	$363	NM	2.93%	4.96%	3.95%	2,775	73
Equity # 74 [3]	2017		Nov-19	Nov-21	2029	$14	$0	$0	NM	0.78%	4.50%	3.88%	N/A	N/A
Equity # 76 [3]	2017		Oct-19	Oct-22	2030	$82	$0	$0	NM	0.00%	5.00%	3.67%	N/A	N/A
Equity # 75 [3]	2017		Oct-19	Oct-22	2030	$108	$0	$0	NM	N/A	5.00%	3.71%	N/A	N/A
Equity # 77 [3]	2014	RF Q1-17	Nov-16	Nov-18	2026	$0	$0	$0	NM	N/A	2.00%	3.81%	2,668	70
Equity # 78 [3]	2017		Oct-19	Apr-22	2030	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A
Total/Weighted Avg						**$15,448**	**$15,284**	**$25,063**	**164%**	**4.26%**	**4.40%**	**3.70%**	**2,841**	**75**
Positions no longer held as of September 30, 2017						$27	$78	$104						
Total including positions no longer held as of September 30, 2017						$15,475	$15,362	$25,167	164%					

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2017 interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) Numbers skipped reflects prior positions sold; numbers are consistent with prior quarter.

(3) As of September 30, 2017, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



PORTFOLIO INFORMATION[1] (CONT.)

EAGLE POINT CREDIT COMPANY

The following table represents changes made to effective yields from the prior quarter end (as of September 30, 2017):

CLO Equity Holdings (as of September 30, 2017)	Effective Yield as of June 30, 2017 [1]	Effective Yield as of September 30, 2017 [1]	Change in Effective Yield
ALM VIII Preferred Shares	14.25%	14.25%	0.00%
ALM XIX Preferred Shares	11.18%	11.18%	0.00%
Ares XLI Sub Notes	17.08%	17.08%	0.00%
Ares XLIII Sub Notes	15.47%	15.47%	0.00%
Ares XXXIX Sub Notes	18.80%	14.21%	-4.59%
Atrium IX Sub Notes	14.40%	20.70%	6.30%
Atrium XI Sub Notes	14.39%	14.39%	0.00%
Avery Point V Income Notes	0.00%	0.00%	0.00%
Babson 2013-II Sub Notes	25.23%	25.23%	0.00%
Bain 2016-2 Sub Notes	16.68%	16.68%	0.00%
Barings 2016-III Sub Notes	14.42%	14.42%	0.00%
Birchwood Park Sub Notes	15.61%	18.49%	2.87%
BlueMountain 2013-2 Sub Notes	18.05%	2.93%	-15.12%
Bowman Park Sub Notes	15.75%	15.75%	0.00%
Brigade Battalion IX Sub Notes	15.88%	9.29%	-6.59%
Bristol Park Sub Notes	15.80%	15.80%	0.00%
Carlyle GMS 2014-5 Sub Notes	24.96%	27.77%	2.81%
CIFC Funding 2013-II Income Notes	24.41%	24.41%	0.00%
CIFC Funding 2013-II Sub Notes	24.41%	24.41%	0.00%
CIFC Funding 2014 Income Notes	23.66%	23.66%	0.00%
CIFC Funding 2014 Sub Notes	23.66%	23.66%	0.00%
CIFC Funding 2014-III Income Notes	16.05%	16.83%	0.78%
CIFC Funding 2014-IV Income Notes	8.27%	4.84%	-3.43%
CIFC Funding 2015-III Sub Notes	19.32%	11.44%	-7.88%
Cutwater 2015-I Sub Notes	26.88%	26.88%	0.00%
DeAM Flagship VIII Income Notes	10.16%	8.95%	-1.21%
DeAM Flagship VIII Sub Notes	10.16%	8.95%	-1.21%
GoldenTree VIII Sub Notes	8.06%	8.06%	0.00%
GSO Dewolf Park Income Note [2]	N/A	14.46%	New
HarbourView VII Sub Notes [2]	N/A	19.13%	New
HLA 2014-3 Sub Notes	3.32%	13.02%	9.70%
KVK 2013-2 Sub Notes	19.21%	20.13%	0.92%
KVK 2014-1 Sub Notes	22.39%	22.39%	0.00%
Madison Park XXI Sub Notes	16.02%	13.66%	-2.36%
Marathon VI Sub Notes	26.23%	26.23%	0.00%
Marathon VII Sub Notes	16.51%	19.86%	3.35%
Marathon VIII Sub Notes	21.37%	19.46%	-1.91%
Marathon X Sub Notes [2]	N/A	13.48%	New

CLO Equity Holdings (as of September 30, 2017)	Effective Yield as of June 30, 2017 [1]	Effective Yield as of September 30, 2017 [1]	Change in Effective Yield
Napier Park Regatta III Sub Notes	0.00%	4.47%	4.47%
Octagon 26 Sub Notes	11.34%	11.34%	0.00%
Octagon 27 Sub Notes	12.94%	11.19%	-1.76%
Octagon XIV Income Notes	11.72%	11.72%	0.00%
Octagon XIV Sub Notes	11.72%	11.72%	0.00%
Octagon XIX Sub Notes	0.00%	0.00%	0.00%
Octagon XVII Sub Notes	0.00%	0.00%	0.00%
Octagon XX Sub Notes	1.58%	0.00%	-1.58%
OFSI BSL VIII Income Note [2]	N/A	18.47%	New
OHA Credit Partners IX Sub Notes	5.72%	1.75%	-3.97%
PineBridge Galaxy XVIII Class A Sub Notes	8.53%	1.69%	-6.84%
Pinnacle Park Sub Notes	8.31%	8.31%	0.00%
Steele Creek CLO 2015-1 Sub Notes [2]	N/A	17.96%	New
THL Credit Wind River 2013-1 Sub A Notes [2]	N/A	21.75%	New
THL Credit Wind River 2013-1 Sub B Notes	13.51%	21.75%	8.23%
THL Credit Wind River 2013-2 M Notes	0.00%	0.00%	0.00%
THL Credit Wind River 2013-2 Sub Notes	19.25%	19.25%	0.00%
THL Credit Wind River 2014-1 Sub Notes	21.31%	21.31%	0.00%
THL Credit Wind River 2014-2 Income Notes	17.30%	10.27%	-7.03%
THL Credit Wind River 2014-3 Sub Notes	19.45%	19.45%	0.00%
THL Credit Wind River 2016-1 Sub Notes	14.12%	14.12%	0.00%
THL Credit Wind River 2017-1 Sub Notes	20.03%	20.03%	0.00%
THL Credit Wind River 2017-3 Income Note [2]	N/A	15.56%	New
Vibrant CLO V Sub Notes	17.88%	17.88%	0.00%
Voya 2014-4 Sub Notes	11.28%	13.28%	2.00%
Zais 3 Sub Notes	31.58%	31.58%	0.00%
Zais 5 Sub Notes	22.53%	20.00%	-2.53%
Zais 6 Sub Notes	18.04%	18.04%	0.00%
Zais 7 Income Note [2]	N/A	19.02%	New
Weighted Avg	**15.76%**	**15.44%**	
Called CLO Equity Holdings			
Apidos XIV Sub Notes [3]	15.11%	0.00%	-15.11%
Crescent Atlas Senior Loan Fund Sub Notes [3]	0.00%	0.00%	0.00%
Madison Park VIII Sub Notes [3]	0.00%	0.00%	0.00%
Sheridan Square Sub Notes [3]	0.00%	0.00%	0.00%
Weighted Avg	**15.69%** [4]	**15.29%** [5]	

(1) Source: Consolidated Schedule of Investments of the Company's June 30, 2017 and September 30, 2017 unaudited financial statements
(2) Not held as of June 30, 2017
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter
(4) Weighted average effective yield of CLO Equity investments held as of June 30, 2017 (inclusive of securities sold during Q3 2017 and not reflected in this schedule is 15.68%)
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2017 is 15.05%

PORTFOLIO INFORMATION[1] (CONT.)



Current Loan Accumulation Facility Holdings (as of September 30, 2017)	Capital Invested	Income Accrued During Q3 2017	Cash Received During Q3 2017	Realized Gain/(Loss)
LAF #1	$8.31	$0.21	$0.00	$0.00
LAF #2	$2.86	$0.00	$0.00	$0.00
LAF #3	$3.02	$0.00	$0.00	$0.00
LAF #4	$4.45	$0.00	$0.00	$0.00
LAF #5	$2.03	$0.01	$0.00	$0.00
Sub Total	$20.67	$0.22	$0.00	$0.00
Prior Loan Accumulation Facility [2]				
LAF #6	$0.08	$0.05	$0.05	$0.00
LAF #7	$36.03	$0.13	$0.25	$0.07
LAF #8	$16.46	$0.30	$0.00	$0.00
Sub Total	$52.57	$0.48	$0.30	$0.08
Total Loan Accumulation Facility		$0.70	$0.30	$0.08

Reconciliation to U.S. GAAP Audited Financial Statements (as of September 30, 2017)	Income Accrued During Q3 2017
CLO Equity	$15.47
CLO Debt	$0.19
Loan Accumulation Facilities	$0.70
Total	$16.36

CLO Debt Holdings (as of September 30, 2017)	Capital Invested	Income Accrued During Q3 2017	Cash Received During Q3 2017
Debt #1	$0.67	$0.00	$0.00
Debt #2	$0.62	$0.01	$0.01
Debt #3	$1.15	$0.02	$0.02
Debt #4	$2.56	$0.01	$0.00
Debt #5	$1.65	$0.02	$0.02
Debt #6	$1.43	$0.03	$0.03
Debt #7	$1.56	$0.03	$0.03
Sub Total	$9.64	$0.12	$0.11
Prior CLO Debt Holdings			
Debt #8	$2.71	$0.04	$0.06
Debt #9	$0.81	$0.01	$0.02
Debt #10	$2.68	$0.02	$0.04
Sub Total	$6.20	$0.07	$0.13
Total CLO Debt		$0.19	$0.24

(1) The portfolio level data contained herein is unaudited and derived from the Company's interim quarterly unaudited financial statements for period ended September 30, 2017 and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2) Loan Accumulation Facility has priced into a CLO and the LAF is not reflected in the September 30, 2017 Schedule of Investments.

CLO COLLATERAL CHARACTERISTICS[1]



	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Number of unique underlying borrowers	1,213	1,197	1,172	1,151	1,142
Largest exposure to any individual borrower	0.90%	0.94%	1.00%	1.04%	0.96%
Average individual borrower exposure	0.08%	0.08%	0.09%	0.09%	0.09%
Exposure to ten largest underlying borrowers	6.51%	6.39%	6.93%	6.78%	6.99%
Aggregate indirect exposure to senior secured loans [2]	98.09%	97.94%	97.84%	97.33%	97.61%
Weighted average stated spread	3.71%	3.75%	3.85%	3.97%	4.02%
Weighted average LIBOR [3] floor	0.96%	0.96%	0.95%	0.95%	0.96%
Weighted average % of floating rate loans w/LIBOR [3] floors	79.64%	83.21%	89.27%	91.24%	95.35%
Weighted average credit rating of underlying collateral [4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.37%	4.22%	4.44%	4.43%	4.27%
Weighted average market value of underlying collateral	98.51%	98.43%	98.61%	98.62%	97.28%
Weighted average maturity of underlying collateral	5.2 years	5.2 years	5.1 years	5.1 years	4.8 years
US dollar currency exposure	100%	100%	100%	100%	100%

1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2017 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2017 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. The Company obtains exposure in underlying senior secured loans indirectly through its investments in CLOs.
3. "LIBOR" refers to the London Interbank Offered Rate.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.



OBLIGOR AND INDUSTRY EXPOSURES[1]

Top 25 Underlying Obligors	% of Total		% of Total
Dell	0.9%	Micro Focus	0.5%
Asurion	0.8%	Harland Clarke	0.4%
Bass Pro Group	0.7%	Endo Pharmaceutials	0.4%
First Data	0.7%	Internet Brands	0.4%
TransDigm	0.6%	Travelport	0.4%
CenturyLink	0.6%	Valeant Pharmaceuticals International	0.4%
American Airlines	0.6%	Avolon TLB Borrower 1 Luxembourg Sa rl	0.4%
Cable & Wireless	0.6%	Royalty Pharma	0.4%
Energy Future Holdings	0.6%	Altice	0.4%
Numericable	0.6%	Compuware	0.4%
Albertsons	0.5%	Envision Healthcare Holdings	0.4%
WME/IMG Woldwide	0.5%	Virgin Media Investment Holdings	0.4%
Energy Transfer Equity	0.5%		
		Total	12.7%

Top 10 Industries of Underlying Obligors [2]	% of Total
Health care	9.3%
Electronics/electrical	6.3%
Business equipment & services	6.3%
Telecommunications	6.0%
Financial intermediaries	4.8%
Technology	4.6%
Lodging & casinos	4.6%
Retailers (except food and drug)	3.8%
Utilities	3.6%
Building & Development	3.5%
Total	52.8%

1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2017 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2017 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as set forth in CLO trustee reports relating to investments held by the Company or, if such information is not available in CLO trustee reports, the categories are based on equivalent categorizations as reported by a third party data provider. In addition, certain underlying borrowers may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower or in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable



Rating Distribution of Underlying Obligors [2]



Maturity Distribution of Underlying Obligors



1. The information presented herein is on a look-through basis to the CLO equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2017 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the last month in the applicable period and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of the applicable month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2017 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the last month in the applicable period and this data may not be representative of current or future holdings.
2. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
20 Horseneck Lane
Greenwich, CT 06830

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510